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                       December 6, 2023

       Nikhil Kalghatgi
       Principal Executive Officer and Director
       Investcorp India Acquisition Corp
       Century Yard, Cricket Square
       Elgin Avenue
       PO Box 1111
       George Town
       Grand Cayman, Cayman Islands KY1-1102

                                                        Re: Investcorp India
Acquisition Corp
                                                            Form 10-K for the
year ended December 31, 2022
                                                            Filed April 17,
2023
                                                            Form 10-Q for the
interim period ending June 30, 2023
                                                            Filed August 17,
2023
                                                            File No. 001-41383

       Dear Nikhil Kalghatgi:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Real Estate & Construction